Mail Stop 3561

      							December 8, 2005

Via U.S. Mail and Fax
Mr. Sidney Chan
Principal Executive Officer
ALR Technologies, Inc.
114M Reynolda Village
Winston Salem, NC  27106

	RE:	ALR Technologies, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 18, 2005
		File No. 0-30414

Dear Mr. Chan:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ending December 31, 2004

	Independent Auditors` Report, page F-1

1. Refer to your auditor`s report where they state that their audit was conducted "in accordance with standards of the Public Company Accountability Board (United States)." The opinion should state, instead, that the audit was "conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States)." Have your auditors revise their report and amend your Form
10-KSB for the year ended December 31, 2004.

2. Please have the firm who performed the audit revise the independent auditors` report to include the name of the firm.

Note 6.  Capital stock and additional paid in capital, page 41

3. It is not clear to us the 17,756,500 options issued in consideration of promissory notes payable. Please explain the meaning of "financing costs, being the gross proceeds of the new promissory notes allocated to options..." In addition, the 8,075,963 options granted in consideration of outstanding accounts payable and accrued liabilities. Please confirm that these options were granted as compensation for extending the due dates and not to repay these liabilities.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202)
551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. Sidney Chan
ALR Technologies Inc.
December 8, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE